UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

QIHOO 360 TECHNOLOGY CO. LTD.

(Name of Issuer)

CLASS A ORDINARY SHARES

(Title of Class of Securities)

74734M109

(CUSIP Number)

c/o David Lin

Unit 2001, Agricultural Bank of China Tower

50 Connaught Road Central, Central, Hong Kong

(852) 3727 0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74734M109

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Trustbridge Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,667,772 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,667,772 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,667,772 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.93% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 1,111,848 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. Trustbridge Partners III, L.P. is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited.
(2)	As a percentage of 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer (as defined below) in the Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 74734M109

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) TB Partners GP3, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,667,772 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,667,772 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,667,772 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.93% (2)
14.	Type of reporting person (see instructions) PN

(1)	Includes 1,111,848 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. Trustbridge Partners III, L.P. is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited.
(2)	As a percentage of 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer (as defined below) in the Merger Agreement (as defined below).

SCHEDULE 13D

CUSIP No. 74734M109

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) TB Partners GP Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,667,772 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,667,772 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,667,772 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.93% (2)
14.	Type of reporting person (see instructions) CO

(1)	Includes 1,111,848 American Depositary Shares (“ADSs”), each 2 representing 3 Class A ordinary shares held directly by Trustbridge Partners III, L.P. Trustbridge Partners III, L.P. is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited.
(2)	As a percentage of 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer (as defined below) in the Merger Agreement (as defined below).

PREAMBLE

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, as last amended by Amendment No. 2 on February 13, 2014, filed by Trustbridge Partners III, L.P. (“TB III”), TB Partners GP3, L.P. (“TB III GP”) and TB Partners GP Limited (“TB III GP General Partner”) relating to Class A ordinary shares of Qihoo 360 Technology Co. Ltd. This Schedule 13D is being filed as a result of the events described in Item 4 below.

ITEM 1. SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of Qihoo 360 Technology Co. Ltd., a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) TB III; (2) TB III GP; and (3) TB III GP General Partner. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Consortium. See Item 4 below.

(b) The business address of the Reporting Persons is Unit 2001, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.

(c) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of the Cayman Islands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

It is anticipated that, at the price per ADS or per Ordinary Share set forth in the Merger Agreement (as defined and described in Item 4 below), approximately US$7.7 billion will be expended in acquiring (i) all of the outstanding Ordinary Shares other than Founder Securities (as defined in Item 4 below) and treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options, and (ii) outstanding vested stock options in connection with the Merger (as defined in Item 4 below).

It is anticipated that the funding for the Merger will be provided by a combination of debt and equity financing. Equity financing will be provided by the Equity Investors (as defined in Item 4 below) pursuant to the terms of the Equity Commitment Letters (as defined in Item 4 below). Debt financing will be provided by China Merchants Bank Co., Ltd. (the “Lender”) in the form of certain credit facilities.

ITEM 4. PURPOSE OF TRANSACTION.

On June 17, 2015, Mr. Hongyi Zhou (the “Chairman”), CITIC Securities Co. Ltd. (“CITIC”), Golden Brick Capital Private Equity Fund I L.P. (“Golden Brick”), China Renaissance Holdings Limited (“China Renaissance”) and Sequoia Capital China I, L.P. (the “Sequoia Funds” and together with CITIC, Golden Brick, China Renaissance and the Chairman, the “Consortium”) submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Board of Directors of the Issuer (the “Board”). In the Proposal Letter, the Consortium outlined its proposal (“Proposal”) for a going-private transaction (the “Transaction”). Under the Proposal, members of the Consortium or their affiliates propose to acquire all of the outstanding share capital of the Issuer (other than those shares beneficially owned by the members of the Consortium or their affiliates (the “Shareholder Shares”), which will be rolled over in connection with the Transaction, and any other shares that will be rolled over in connection with the Transaction) for US$77.00 in cash per American Depositary Share of the Issuer (“ADS,” with each two ADSs representing three Class A Ordinary Shares), or $51.33 in cash per Class A and Class B Ordinary Share, as the case may be. In the Proposal Letter, the Consortium stated that it has held discussions with financial institutions that have expressed interests in providing financing in connection with the Transaction. The Proposal also provides that, among other things, (a) the Consortium’s financing sources will need to conduct customary due diligence on the Issuer, and (b) the Consortium will negotiate with the Issuer to agree on, and enter into, definitive agreements with respect to the Transaction.

The Proposal is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive agreement and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Transaction, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

On December 18, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Tianjin Qixin Zhicheng Technology Co., Ltd, a limited liability company incorporated under the laws of the PRC (“Holdco”), Tianjin Qixin Tongda Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC (“Parent”), True Thrive Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Midco”), New Summit Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub” and, together with Holdco, Parent and Midco, each a “Parent Party” and collectively the “Parent Parties”), Global Village Associated Limited, a British Virgin Islands company (“Global Village”), and Young Vision Group Limited, a British Virgin Islands company (“Young Vision” and, together with Global Village, the “Founder Securityholders”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Midco as a result of the Merger. At the effective time of the Merger (the “Effective Time”), each Ordinary Share (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) Ordinary Shares owned by (or represented by ADSs which are owned by) any Parent Party or the Issuer (as treasury shares, if any), (b) Ordinary Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise of stock options of the Issuer or by any direct or indirect wholly-owned subsidiary of any Parent Party or the Issuer, (c) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their right to dissent from the Merger under the Companies Law of the Cayman Islands (the “Dissenting Shares”), and (d)(i) 3,534 Class A Shares and 29,340,466 Class B Shares held by Global Village and (ii) 4,904,709 Class B Shares held by Young Vision ((i) and (ii) together, the “Founder Securities”) (Ordinary Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive US$51.33 in cash without interest. For the avoidance of doubt, because each ADS represents 1 1/2 Class A Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $77.00 in cash without interest. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other customary closing conditions.

Pursuant to the Merger Agreement, each Founder Securityholder has agreed (i) to vote all Ordinary Shares held or otherwise beneficially owned by it in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, and (ii) to the cancellation of the Founder Securities held by it for no consideration.

Concurrently with the execution of the Merger Agreement, the Consortium was expanded to include the following investors: the Founder Securityholders and CITIC Guoan Information Industry Co., Ltd., Shen Zhen Ping An Real Estate Investment Co., Ltd, Sunshine Life Insurance Company Ltd., Taikang Life Insurance Co., Ltd., New China Capital International Management Limited, Taiping Asset Management Co., Ltd., Jiangsu Huatai Ruilian M&A Fund (LLP), Greenland Financial Holdings Group Co., Ltd., SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership), Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership), Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership), Fortune Fountain (Beijing) Holding Group Co., Ltd., Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership), Shanghai Mango Creative Equity Investment Fund, Qiancai NO.1 Equity Investment Limited Partnership Enterprise, Pearl River Life Insurance Co., Ltd., Hengdian Group Holdings Limited, Jiangsu Gaoli Group, Minsheng Royal Asset Management Co., Ltd., CCB International Capital Management(Tianjin) Ltd., China Merchants Wealth Asset Management Co., Ltd., Huarong Ruize Investment Management Co., Ltd., Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership), Golden Brick Silk Road Investment (Shenzhen) LLP, CICC Jiatai (Tianjin) Equity Investment Fund, L.P., Shanghai Huasheng Lingfei Private Equity Fund Investment (Limited Partnership), BR Wiston Capital, Yi Capital Qiyuan Fund, L.P., Jiaxingyingfei Investment Center (Limited Partnership), Jiaxing Yun Qi Internet Plus Venture Partners LLP, Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership), Shanghai Trust Bridge Partners Investment Management LLC, LTW Chuanfu Investment (Shenzhen) LLP, Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd, Tianjin Xinxin Qiyuan Investment Limited Partnership and Tianjin Xinxinsheng Investment Limited Partnership (collectively, the “Equity Investors” and, together with the Founder Securityholders, the “Investors”).

Concurrently with the execution of the Merger Agreement, each of the Investors entered into an interim investors agreement with Holdco, Parent, Midco and Merger Sub (the “Interim Investors Agreement”), which governs, among other matters, certain actions of Holdco, Parent, Midco and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

Concurrently with the execution of the Merger Agreement, each of the Equity Investors entered into an equity commitment letter (collectively, the “Equity Commitment Letters”) with Holdco, Parent and the Issuer pursuant to which such Equity Investor undertook to make certain equity contributions (such Equity Investor’s “Equity Commitment”) to Holdco and Parent, the proceeds of which will be used to fund the Transactions. In addition, concurrently with the execution of the Merger Agreement, each of the Equity Investors entered into an escrow agreement (the “Escrow Agreements”) with Parent and the Issuer pursuant to which each Equity Investor will deposit a percentage of its Equity Commitment with Parent as earnest money which will be applied toward the payment of certain of such Equity Investor’s obligations under the Interim Investors Agreement and such Equity Investor’s Equity Commitment Letter and Limited Guarantee (as defined below).

Concurrently with the execution of the Merger Agreement, each of the Investors entered into a limited guarantee (each a “Limited Guarantee”) with Holdco, Parent and the Issuer to guarantee a portion of the Parent Parties’ obligation to pay the Parent Termination Fee (as defined in the Merger Agreement) and certain other payment obligations of the Parent Parties in relation to the financing for the Merger. In addition, concurrently with the execution of the Merger Agreement, Global Village entered into a limited guarantee (the “Global Village Guarantee”) in favor of the Issuer to guarantee the payment obligations of Tianjin Xinxin Qiyuan Investment Limited Partnership under its Equity Commitment Letter and Limited Guarantee.

Prior to the execution of the Merger Agreement, the Lender executed a debt commitment letter in favor of Holdco and a debt commitment letter in favor of Parent (collectively, the “Debt Commitment Letters”), pursuant to which the Lender has agreed, subject to the terms and conditions set forth therein, to make available to Holdco and Parent certain credit facilities immediately prior to the closing of the Transactions.

References to each of the Proposal Letter, the Merger Agreement, the Interim Investors Agreement, the Equity Commitment Letters, the Escrow Agreements, the Limited Guarantees, the Global Village Guarantee and the Debt Commitment Letters in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the proposed Transaction is completed, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares are based upon 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer in the Merger Agreement. Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 1,667,772 Class A Ordinary Shares of the Issuer, representing 0.93% of the outstanding Class A and Class B Ordinary Shares of the Issuer. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TB III may be deemed to beneficially own an aggregate of 1,667,772 Class A Ordinary Shares, which represents 0.93% of the outstanding Class A and Class B Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TB III GP, who is the general partner of TB III, may be deemed to beneficially own an aggregate of 1,667,772 Class A Ordinary Shares, which represents 0.93% of the outstanding Class A and Class B Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

TB III GP General Partner, who is the general partner of TB III GP, may be deemed to beneficially own an aggregate of 1,667,772 Class A Ordinary Shares, which represents 0.93% of the outstanding Class A and Class B Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Reporting Persons may be deemed to be a “group” with the Chairman, CITIC, Golden Brick, China Renaissance, Sequoia Funds and each other Equity Investor that holds any Ordinary Shares (or ADSs) of the Issuer for purposes of Section 13(d) of the Act as a result of the execution of the Merger Agreement and the Interim Investors Agreement. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares and Class B Ordinary Shares and ADSs held by the Chairman, CITIC, Golden Brick and China Renaissance or any other Consortium member or Equity Investor. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by the Chairman, CITIC, Golden Brick, China Renaissance or any other Consortium member or Equity Investor. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons themselves are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days, except that (i) TB III sold 150,000 Ordinary Shares, in the form of 100,000 ADSs, on November 13, 2015 for an aggregate consideration of $6,280,924.32; and (ii) TB III sold 209,100 Ordinary Shares, in the form of 139,400 ADSs, on November 16, 2015 for an aggregate consideration of $8,846,648.96.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit 99.1 Joint Filing Agreement dated as of December 30, 2015, by and among TB III, TB III GP and TB III GP General Partner.

Exhibit 99.2 Proposal Letter to the Issuer from the Consortium Members (as defined therein), dated June 17, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Sequoia Capital UR Holdings Limited and Nan Peng Shen on June 29, 2015 with the Securities and Exchange Commission).

Exhibit 99.3 Agreement and Plan of Merger, dated as of December 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by the Issuer on December 18, 2015 with the Securities and Exchange Commission).

Exhibit 99.4 Equity Commitment Letter, dated December 18, 2015 among CITIC Guoan Information Industry Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.5 Equity Commitment Letter, dated December 18, 2015 among Shen Zhen Ping An Real Estate Investment Co., Ltd, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.6 Equity Commitment Letter, dated December 18, 2015 among Sunshine Life Insurance Company Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.7 Equity Commitment Letter, dated December 18, 2015 among Taikang Life Insurance Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.8 Equity Commitment Letter, dated December 18, 2015 among New China Capital International Management Limited, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.9 Equity Commitment Letter, dated December 18, 2015 among Taiping Asset Management Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.10 Equity Commitment Letter, dated December 18, 2015 among Jiangsu Huatai Ruilian M&A Fund (LLP), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.11 Equity Commitment Letter, dated December 18, 2015 among Greenland Financial Holdings Group Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.12 Equity Commitment Letter, dated December 18, 2015 among SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.13 Equity Commitment Letter, dated December 18, 2015 among Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.14 Equity Commitment Letter, dated December 18, 2015 among Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.15 Equity Commitment Letter, dated December 18, 2015 among Fortune Fountain (Beijing) Holding Group Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.16 Equity Commitment Letter, dated December 18, 2015 among Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.17 Equity Commitment Letter, dated December 18, 2015 among Shanghai Mango Creative Equity Investment Fund, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.18 Equity Commitment Letter, dated December 18, 2015 among Qiancai NO.1 Equity Investment Limited Partnership Enterprise, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.19 Equity Commitment Letter, dated December 18, 2015 among Pearl River Life Insurance Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.20 Equity Commitment Letter, dated December 18, 2015 among Hengdian Group Holdings Limited, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.21 Equity Commitment Letter, dated December 18, 2015 among Jiangsu Gaoli Group, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.22 Equity Commitment Letter, dated December 18, 2015 among Minsheng Royal Asset Management Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.23 Equity Commitment Letter, dated December 18, 2015 among CCB International Capital Management (Tianjin) Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.24 Equity Commitment Letter, dated December 18, 2015 among China Merchants Wealth Asset Management Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.25 Equity Commitment Letter, dated December 18, 2015 among Huarong Ruize Investment Management Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.26 Equity Commitment Letter, dated December 18, 2015 among Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.27 Equity Commitment Letter, dated December 18, 2015 among Golden Brick Silk Road Investment (Shenzhen) LLP, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.28 Equity Commitment Letter, dated December 18, 2015 among CICC Jiatai (Tianjin) Equity Investment Fund, L.P., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.29 Equity Commitment Letter, dated December 18, 2015 among Shanghai Huasheng Lingfei Private Equity Fund Investment (LLP), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.30 Equity Commitment Letter, dated December 18, 2015 among BR Wiston Capital, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.31 Equity Commitment Letter, dated December 18, 2015 among Yi Capital Qiyuan Fund, L.P., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.32 Equity Commitment Letter, dated December 18, 2015 among Jiaxingyingfei Investment Center (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.33 Equity Commitment Letter, dated December 18, 2015 among Jiaxing Yun Qi Internet Plus Venture Partners LLP, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.34 Equity Commitment Letter, dated December 18, 2015 among Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership), Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.35 Equity Commitment Letter, dated December 18, 2015 among Shanghai Trust Bridge Partners Investment Management LLC, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.36 Equity Commitment Letter, dated December 18, 2015 among LTW Chuanfu Investment (Shenzhen) LLP, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.37 Equity Commitment Letter, dated December 18, 2015 among Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd., Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.38 Equity Commitment Letter, dated December 18, 2015 among Tianjin Xinxin Qiyuan Investment Limited Partnership, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.39 Equity Commitment Letter, dated December 18, 2015 among Tianjin Xinxinsheng Investment Limited Partnership, Holdco, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.40 Escrow Agreement, dated December 18, 2015 among CITIC Guoan Information Industry Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.41 Escrow Agreement, dated December 18, 2015 among Shen Zhen Ping An Real Estate Investment Co., Ltd, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.42 Escrow Agreement, dated December 18, 2015 among Sunshine Life Insurance Company Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.43 Escrow Agreement, dated December 18, 2015 among Taikang Life Insurance Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.44 Escrow Agreement, dated December 18, 2015 among New China Capital International Management Limited, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.45 Escrow Agreement, dated December 18, 2015 among Taiping Asset Management Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.46 Escrow Agreement, dated December 18, 2015 among Jiangsu Huatai Ruilian M&A Fund (LLP), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.47 Escrow Agreement, dated December 18, 2015 among Greenland Financial Holdings Group Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.48 Escrow Agreement, dated December 18, 2015 among SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.49 Escrow Agreement, dated December 18, 2015 among Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.50 Escrow Agreement, dated December 18, 2015 among Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.51 Escrow Agreement, dated December 18, 2015 among Fortune Fountain (Beijing) Holding Group Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.52 Escrow Agreement, dated December 18, 2015 among Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.53 Escrow Agreement, dated December 18, 2015 among Shanghai Mango Creative Equity Investment Fund, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.54 Escrow Agreement, dated December 18, 2015 among Qiancai NO.1 Equity Investment Limited Partnership Enterprise , Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.55 Escrow Agreement, dated December 18, 2015 among Pearl River Life Insurance Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.56 Escrow Agreement, dated December 18, 2015 among Hengdian Group Holdings Limited, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.57 Escrow Agreement, dated December 18, 2015 among Jiangsu Gaoli Group, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.58 Escrow Agreement, dated December 18, 2015 among Minsheng Royal Asset Management Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.59 Escrow Agreement, dated December 18, 2015 among CCB International Capital Management (Tianjin) Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.60 Escrow Agreement, dated December 18, 2015 among China Merchants Wealth Asset Management Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.61 Escrow Agreement, dated December 18, 2015 among Huarong Ruize Investment Management Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.62 Escrow Agreement, dated December 18, 2015 among Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.63 Escrow Agreement, dated December 18, 2015 among Golden Brick Silk Road Investment (Shenzhen) LLP, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.64 Escrow Agreement, dated December 18, 2015 among CICC Jiatai (Tianjin) Equity Investment Fund, L.P., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.65 Escrow Agreement, dated December 18, 2015 among Shanghai Huasheng Lingfei Private Equity Fund Investment (LLP), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.66 Escrow Agreement, dated December 18, 2015 among BR Wiston Capital, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.67 Escrow Agreement, dated December 18, 2015 among Yi Capital Qiyuan Fund, L.P., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.68 Escrow Agreement, dated December 18, 2015 among Jiaxingyingfei Investment Center (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.69 Escrow Agreement, dated December 18, 2015 among Jiaxing Yun Qi Internet Plus Venture Partners LLP, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.70 Escrow Agreement, dated December 18, 2015 among Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership), Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.71 Escrow Agreement, dated December 18, 2015 among Shanghai Trust Bridge Partners Investment Management LLC, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.72 Escrow Agreement, dated December 18, 2015 among LTW Chuanfu Investment (Shenzhen) LLP, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.73 Escrow Agreement, dated December 18, 2015 among Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd., Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.74 Escrow Agreement, dated December 18, 2015 among Tianjin Xinxin Qiyuan Investment Limited Partnership, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.75 Escrow Agreement, dated December 18, 2015 among Tianjin Xinxinsheng Investment Limited Partnership, Parent, and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.76 Interim Investors Agreement, dated December 18, 2015 among Tianjin Qixin Zhicheng Technology Co., Ltd., Tianjin Qixin Tongda Technology Co., Ltd., True Thrive Limited, New Summit Limited, the Equity Investors and the Founder Investors (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.77 Limited Guarantee, dated December 18, 2015 among CITIC Guoan Information Industry Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.78 Limited Guarantee, dated December 18, 2015 among Shen Zhen Ping An Real Estate Investment Co., Ltd and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.79 Limited Guarantee, dated December 18, 2015 among Sunshine Life Insurance Company Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.80 Limited Guarantee, dated December 18, 2015 between Taikang Life Insurance Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.81 Limited Guarantee, dated December 18, 2015 among New China Capital International Management Limited and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.82 Limited Guarantee, dated December 18, 2015 among Taiping Asset Management Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.83 Limited Guarantee, dated December 18, 2015 among Jiangsu Huatai Ruilian M&A Fund (LLP) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.84 Limited Guarantee, dated December 18, 2015 among Greenland Financial Holdings Group Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.85 Limited Guarantee, dated December 18, 2015 among SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.86 Limited Guarantee, dated December 18, 2015 among Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.87 Limited Guarantee, dated December 18, 2015 among Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.88 Limited Guarantee, dated December 18, 2015 among Fortune Fountain (Beijing) Holding Group Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.89 Limited Guarantee, dated December 18, 2015 among Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.90 Limited Guarantee, dated December 18, 2015 among Shanghai Mango Creative Equity Investment Fund and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.91 Limited Guarantee, dated December 18, 2015 among Qiancai NO.1 Equity Investment Limited Partnership Enterprise and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.92 Limited Guarantee, dated December 18, 2015 among Pearl River Life Insurance Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.93 Limited Guarantee, dated December 18, 2015 among Hengdian Group Holdings Limited and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.94 Limited Guarantee, dated December 18, 2015 among Jiangsu Gaoli Group and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.95 Limited Guarantee, dated December 18, 2015 among Minsheng Royal Asset Management Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.96 Limited Guarantee, dated December 18, 2015 among CCB International Capital Management (Tianjin) Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.97 Limited Guarantee, dated December 18, 2015 among China Merchants Wealth Asset Management Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.98 Limited Guarantee, dated December 18, 2015 among Huarong Ruize Investment Management Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.99 Limited Guarantee, dated December 18, 2015 among Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.100 Limited Guarantee, dated December 18, 2015 among Golden Brick Silk Road Investment (Shenzhen) LLP and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.101 Limited Guarantee, dated December 18, 2015 among CICC Jiatai (Tianjin) Equity Investment Fund, L.P. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.102 Limited Guarantee, dated December 18, 2015 among Shanghai Huasheng Lingfei Private Equity Fund Investment (LLP) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.103 Limited Guarantee, dated December 18, 2015 among BR Wiston Capital and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.104 Limited Guarantee, dated December 18, 2015 among Yi Capital Qiyuan Fund, L.P. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.105 Limited Guarantee, dated December 18, 2015 among Jiaxingyingfei Investment Center (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.106 Limited Guarantee, dated December 18, 2015 among Jiaxing Yun Qi Internet Plus Venture Partners LLP and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.107 Limited Guarantee, dated December 18, 2015 among Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership) and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.108 Limited Guarantee, dated December 18, 2015 among Shanghai Trust Bridge Partners Investment Management LLC and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.109 Limited Guarantee, dated December 18, 2015 among LTW Chuanfu Investment (Shenzhen) LLP and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.110 Limited Guarantee, dated December 18, 2015 among Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd. and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.111 Limited Guarantee, dated December 18, 2015 among Tianjin Xinxin Qiyuan Investment Limited Partnership and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.112 Limited Guarantee, dated December 18, 2015 among Tianjin Xinxinsheng Investment Limited Partnership and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.113 Limited Guarantee, dated December 18, 2015 among Global Village and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.114 Limited Guarantee, dated December 18, 2015 among Young Vision and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.115 Limited Guarantee, dated December 18, 2015 between Global Village and the Company (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.116 Debt Commitment Letter, dated December 18, 2015 among China Merchants Bank Co., Ltd., as Mandated Lead Arranger, China Merchants Bank Co., Ltd., as Underwriter, and Holdco (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

Exhibit 99.117 Debt Commitment Letter, dated December 18, 2015 among China Merchants Bank Co., Ltd., as Mandated Lead Arranger, China Merchants Bank Co., Ltd., as Underwriter, and Parent (incorporated by reference to the Schedule 13D filed by the Chairman on December 28, 2015 with the Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2015

TRUSTBRIDGE PARTNERS III, L.P.

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

TB PARTNERS GP3, L.P.

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

TB Partners GP Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory